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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                               Thomas Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    884402108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Edward P. Evans
                          712 Fifth Avenue, Suite 4900
                               New York, NY 10019
                                 (212) 765-9500
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                October 17, 2002
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the
following box         [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover pages shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                              (Page 1 of 7 Pages)

CUSIP No. 884402108                    13D                  Page 2 of 7 Pages

-----------------------------------------------------------------------------
      1.  Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          Edward P. Evans
-----------------------------------------------------------------------------
      2.  Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  [X]
          (b)  [ ]
-----------------------------------------------------------------------------
      3.  SEC Use Only
-----------------------------------------------------------------------------
      4.  Source of Funds (See Instructions)

          PF
-----------------------------------------------------------------------------
      5.  Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                              [ ]
-----------------------------------------------------------------------------
      6.  Citizenship or Place of Organization

          United States
-----------------------------------------------------------------------------
Number of      7.  Sole Voting Power            Up to 3,580,584 (See Item 5).
Shares Bene-   --------------------------------------------------------------
ficially       8.  Shared Voting Power                                 21,000
Owned by Each  --------------------------------------------------------------
Reporting      9.  Sole Dispositive Power       Up to 3,580,584 (See Item 5).
Person With    --------------------------------------------------------------
               10. Shared Dispositive Power                            21,000
-----------------------------------------------------------------------------
      11.    Aggregate Amount Beneficially Owned by Each Reporting Person

             Up to 3,601,584 (See Item 5).
-----------------------------------------------------------------------------
      12.    Check if the Aggregate Amount in Row (11) Excludes Certain
             Shares (See Instructions)                                    [ ]
-----------------------------------------------------------------------------
      13.    Percent of Class Represented by Amount in Row (11)

             Up to 36.2% (See Item 5).
-----------------------------------------------------------------------------
      14.    Type of Reporting Person (See Instructions)

             IN
-----------------------------------------------------------------------------

CUSIP No. 884402108                    13D                  Page 3 of 7 Pages

-----------------------------------------------------------------------------
      1.  Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          Edward P. Evans Foundation
-----------------------------------------------------------------------------
      2.  Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  [X]
          (b)  [ ]
-----------------------------------------------------------------------------
      3.  SEC Use Only
-----------------------------------------------------------------------------
      4.  Source of Funds (See Instructions)

          OO
-----------------------------------------------------------------------------
      5.  Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                              [ ]
-----------------------------------------------------------------------------
      6.  Citizenship or Place of Organization

          Virginia
-----------------------------------------------------------------------------
Number of      7.  Sole Voting Power                                        0
Shares Bene-   --------------------------------------------------------------
ficially       8.  Shared Voting Power                                 21,000
Owned by Each  --------------------------------------------------------------
Reporting      9.  Sole Dispositive Power                                   0
Person With    --------------------------------------------------------------
               10. Shared Dispositive Power                            21,000
-----------------------------------------------------------------------------
      11.    Aggregate Amount Beneficially Owned by Each Reporting Person

             Up to 3,601,584 (See Item 5).
-----------------------------------------------------------------------------
      12.    Check if the Aggregate Amount in Row (11) Excludes Certain
             Shares (See Instructions)                                    [ ]
-----------------------------------------------------------------------------
      13.    Percent of Class Represented by Amount in Row (11)

             Up to 36.2% (See Item 5).
-----------------------------------------------------------------------------
      14.    Type of Reporting Person (See Instructions)

             OO
-----------------------------------------------------------------------------

CUSIP No. 884402108                    13D                  Page 4 of 7 Pages

            Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the undersigned hereby file this Amendment No. 3 (this "Amendment") to the Schedule 13D originally filed on August 11, 2000 with the Securities Exchange Commission (the "SEC"), as amended by Amendment No. 1 filed with the SEC on September 20, 2001 and Amendment No. 2 filed with the SEC on February 20, 2002, relating to the shares of common stock, par value $0.01 per share (the "Shares"), of Thomas Group, Inc., a Delaware corporation (the "Issuer"). In this Amendment, the undersigned amend and restate the entire text of Items 3, 5, 6 and 7.


Item 3.     Source and Amount of Funds and Other Consideration.

            Pursuant to the Amended and Restated Note and Warrant Purchase Agreement (the "Purchase Agreement"), dated as of October 17, 2002, by and among the Issuer, Edward P. Evans ("Evans") and General John T. Chain, Jr. ("Chain"), on or before October 29, 2002, provided that certain conditions are met, including the payment of $1,000,010 purchase price by Evans, Evans will be issued (i) a 6% subordinated convertible promissory note in an aggregate principal amount of $1,000,000 (the "Note") and (ii) a warrant to purchase 434,899 Shares (the "Warrant").

            The Shares owned and to be owned directly and indirectly by Evans were and will be purchased with personal funds. The Shares owned directly by the Edward P. Evans Foundation (the "Foundation") were purchased with investable funds of the Foundation.


Item 5.     Interest in Securities of the Issuer.

            (a) As of the date hereof, Evans may be deemed to beneficially own in the aggregate:

                  (i) 3,601,584 Shares, if the Conversions (as defined in paragraph (c) below) occur. Such Shares will represent approximately 36.2% of the Shares outstanding, based on 4,192,137 Shares outstanding as reported in the Issuer's Definitive Proxy Statement filed on September 30, 2002.

                  (ii) 934,917 Shares, if the Conversions do not occur. Such Shares will represent approximately 20.2% of the Shares outstanding, based on 4,192,137 Shares outstanding as reported in the Issuer's Definitive Proxy Statement filed on September 30, 2002.

                  (iii) If the Conversions occur, Evans will directly own 3,560,584 Shares for his own account. If the Conversions do not occur, Evans will directly own 893,917 Shares for his own account. In addition, Evans holds 20,000 Shares in an Uniform Gifts to Minor Act ("UGMA") account for a minor beneficiary. Evans is also the President, the settlor and one of the trustees of the Foundation. Accordingly, Evans may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Exchange Act) (1) the Shares held in the UGMA account and (2) the Shares owned by the Foundation.

                 (iv)  The Foundation directly owns 21,000 Shares.

CUSIP No. 884402108                    13D                  Page 5 of 7 Pages

            (b) (i) If the Conversions occur, Evans will have sole voting and dispositive power over 3,580,584 Shares and shared voting and dispositive power over 21,000 Shares.

                 (ii) If the Conversions do not occur, Evans will have sole voting and dispositive power over 913,917 Shares and shared voting and dispositive power over 21,000 Shares.

                 (iii) The Foundation has shared voting and dispositive power over 21,000 Shares.

            (c) Pursuant to the Purchase Agreement, Evans will be issued the Note and the Warrant. The expected date of issuance of the Note and the Warrant is October 29, 2002. The Note will not be convertible into Shares unless and until the conversion of the Note is approved by the Issuer's stockholders at the Annual Meeting of Stockholders, expected to be held on November 11, 2002. Upon the approval of the conversion of the Note by the Issuer's stockholders, the Note will automatically convert into Shares at a conversion price of $0.375 per share (the "Evans Conversion"), provided that a similar $1,000,000 note issued to Chain pursuant to the Purchase Agreement is simultaneously converted into Shares (the "Chain Conversion", and together with the "Evans Conversion", collectively, the "Conversions") or such requirement of simultaneous conversion is waived by Evans. In the event the Issuer's stockholders do not approve the conversion of the Note, the Note will remain outstanding and will not be convertible into Shares. The Warrant will be immediately exercisable at a price of $0.30 per share upon Evans' receipt of the Warrant on or before October 29, 2002 and will remain exercisable for 5 years from the date of issuance.

            (d) Each of the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares directly owned by him or it. Evans holds 20,000 Shares in a UGMA account for a minor beneficiary, who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 20,000 Shares held in that account.

            (e)  Not applicable


Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer.

            Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

CUSIP No. 884402108                    13D                  Page 6 of 7 Pages

Purchase Agreement, Note, Warrant and Registration Rights Agreement

            Pursuant to the Purchase Agreement, Evans has agreed, upon the satisfaction of certain conditions, to purchase the Note and the Warrant. The Purchase Agreement grants Evans the right to designate one member of the Issuer's Board of Directors (the "Board"), so long as he owns at least 15% of the Issuer's outstanding Shares. Until such time as the Board member designated by Evans is elected to the Board by the Issuer's stockholders, Evans has the right to appoint an observer to the Board. In addition, Evans and the Issuer have agreed that, until the Note is repaid or converted into Shares, if the Issuer issues new securities, Evans shall have the right to purchase his pro rata share of such securities. Furthermore, Evans will have the right to have the Shares issued upon conversion of the Note and exercise of the Warrant registered pursuant to that certain Registration Rights Agreement by and between the Issuer and Evans to be entered into in conjunction with the issuance of the Note and the Warrant.

Joint Filing Agreement

            Evans is the President, the settlor and one of the trustees of the Foundation. By virtue of the relationship among the Reporting Persons described herein, the Reporting Persons may be deemed to be a group under Section 13(d).

            Pursuant to Rule 13d-1(k), the Reporting Person have entered into an agreement with respect to the joint filing of this statement and any amendment or amendments hereto, which is Exhibit 1 hereto and is incorporated herein by reference.

Item 7.     Materials to be Filed as Exhibits.

--------------- ----------------------------------------------------------------
Exhibit No.     Description
--------------- ----------------------------------------------------------------
      1         Joint Filing Agreement, dated as of August 10, 2000, between
                Evans and the Foundation (Incorporated by reference to
                Exhibit 1 to Schedule 13D, filed by Evans and the Foundation on August 11, 2000 with respect to the Shares)
--------------- ----------------------------------------------------------------
      2         Amended and Restated Note and Warrant Purchase Agreement, dated as of October 17, 2002, among the Issuer, Evans and Chain
                (Incorporated by reference to Exhibit 99.1 to the Current
                Report on Form 8-K/A, filed by the Issuer on October 23, 2002)
--------------- ----------------------------------------------------------------
      3         Form of 6% Subordinated Convertible Promissory Note to be issued to Evans in the principal amount of $1,000,000 (Incorporated by reference to Exhibit 99.2 to the Current Report on Form
                8-K/A, filed by the Issuer on October 23, 2002)
--------------- ----------------------------------------------------------------
      4         Form of Warrant to Purchase Common Stock to be issued to Evans
                (Incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K/A, filed by the Issuer on October 23, 2002)
--------------- ----------------------------------------------------------------
      5         Form of Registration Rights Agreement, dated as of October 17,
                2002, between the Issuer and Evans (Incorporated by
                reference to Exhibit 99.4 to the Current Report on Form
                8-K/A, filed by the Issuer on October 23, 2002)
--------------- ----------------------------------------------------------------

CUSIP No. 884402108                    13D                  Page 7 of 7 Pages

                                   SIGNATURES

            After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  October 22, 2002


                                    /s/ Edward P. Evans
                                    ------------------------------
                                    Edward P. Evans, as
                                      an individual



                                    EDWARD P. EVANS FOUNDATION

                                    By:  /s/ Edward P. Evans
                                    ------------------------------
                                    Edward P. Evans, as
                                    Trustee